SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 18)1

First United Corporation
(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33741H107

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue

7th Floor

New York, NY 10177

(212) 572-4811

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,737
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 360,737
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%[1]
14	TYPE OF REPORTING PERSON PN

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1 Based on 6,984,753 shares of common stock, par value $.01 per share, as of July 31, 2020

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1	NAME OF REPORTING PERSONS Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,737
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 360,737
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%
14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSONS J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,737
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 360,737
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%
14	TYPE OF REPORTING PERSON IN

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The following constitutes Amendment No. 18 to the Schedule 13D filed by the undersigned (“Amendment No. 18”). This Amendment No. 18 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On September 10, 2020, the Reporting Persons purchased 100 shares of Common Stock for $11.16 per share in an open market transaction using the capital of the Partnership.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On July 1, 2020, the Office of the Commissioner of Financial Regulation, Maryland Department of Labor (the “Maryland Commissioner”) approved (the “July Approval”) the Partnership’s proposal to purchase up to 15,000 shares of Common Stock (the “New Shares”) prior to July 24, 2020. A copy of the July Approval is attached hereto as Exhibit 99.1.

On September 8, 2020, the Maryland Commissioner approved (the “September Approval”) extending the time for the purchase of the New Shares to September 30, 2020. A copy of the September Approval is attached hereto as Exhibit 99.2.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 6,984,753 shares of Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2020.

Partnership

The aggregate number of shares of Common Stock that Partnership owns beneficially pursuant to Rule 13d-3 of the Act is 360,737 shares of Common Stock, which constitutes approximately 5.16% of the outstanding shares of Common Stock.

Driver

Because of its position as the general partner of Partnership, Driver may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 360,737 shares of Common Stock, which constitutes approximately 5.16% of the outstanding shares of Common Stock.Driver disclaims beneficial ownership of any shares owned by Partnership except to the extent of its pecuniary interest therein.

Mr. Cooper

As the controlling person of Driver, Mr. Cooper may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 360,737 shares of Common Stock, which constitutes approximately 5.16% of the outstanding shares of Common Stock.Mr. Cooper disclaims beneficial ownership of any shares of Common Stock held by Partnership except to the extent of his pecuniary interest therein.

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Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	July Approval

99.2	September Approval

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Driver Opportunity Partners I LP

Dated: September 28, 2020	By:	Driver Management Company LLC
its general partner

	By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
Name:	J. Abbott R. Cooper
Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

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SCHEDULE I

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Partnership in the Common Stock during the past 60 days.Unless otherwise noted, all transactions were made in the open market

Date of Transaction	Quantity Purchased/(Sold)	Average Purchase Price ($)
September 10, 2020	100	11.16

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